787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 10, 2017

VIA EDGAR

Ms. Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Credit Suisse High Yield Bond Fund

Registration Statement on Form N-2 Filed on May 10, 2017

Securities Act File No. 333-217833; Investment Company Act File No. 811-08777

Dear Ms. Browning:

On behalf of Credit Suisse High Yield Bond Fund (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Elliot J. Gluck of this office by telephone on June 8, 2017 regarding the above-referenced Registration Statement.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Registrant.

Comment No. 1:	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges its responsibility.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

July 10, 2017

Comment No. 2:	If the Registrant intends to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information, preferably before filing the final pre-effective amendment.

Response:	The Registrant does not intend to omit any information from the form of prospectus.

Comment No. 3:	Please advise the Staff if the Registrant has submitted or expects to submit an exemptive application or no-action request in connection with the registration statement.

Response:	The Registrant has not submitted and does not expect to submit an exemptive application or no-action request in connection with the registration statement. The Registrant notes that it continues to rely on the no-action relief granted by the Staff in a letter dated June 26, 2013 relating to the filing of post-effective amendments pursuant to Rule 486(b) under the Securities Act.

Comment No. 4:	Please confirm whether the Financial Industry Regulatory Authority, Inc. (“FINRA”) has approved the underwriting terms and arrangements of the Registrant’s offering.

Response:	The Registrant confirms that FINRA has issued a Conditional No Objections Letter in connection with the filing of Form N-2 (Registration Number 333-217833).

Comment No. 5:	The cover page of the prospectus states that an investment in the Registrant includes risks such as the risk of “investing in below investment grade/high yield securities.” Please include the term “junk bonds” in the description of this type of security.

Response:	The Registrant has made the requested change.

Comment No. 6:	In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Registrant should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Registrant expects to be managed and should address those strategies that the Registrant expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Registrant should similarly be tailored to the types of derivatives used by the Registrant, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

July 10, 2017

Response:	The Registrant has reviewed the disclosure contained in the prospectus regarding its proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 7:	Please explain whether derivatives are included for purposes of the Registrant’s 80% policy, and if they are included, please describe how they are valued for this purpose.

Response:	The Registrant does not include derivatives for purposes of its 80% policy.

Comment No. 8:	The “Prospectus Summary – Investment Policies” and “Investment Policies” sections of the prospectus discuss temporary “defensive” strategies that the Registrant may implement. Consider making the discussions of temporary “defensive” strategies separate sub-sections in the “Prospectus Summary – Investment Policies” and “Investment Policies” sections of the prospectus.

Response:	The Registrant has made the requested change.

Comment No. 9:	Please clarify whether senior loans refer to bank loans and add the appropriate risk disclosure.

Response:	The Registrant submits that senior loans refer to bank loans, and has added disclosure to clarify.

Comment No. 10:	In the “Prospectus Summary – Investment Policies” section of the prospectus, please specify what investments are covered under the term “other debt instruments” and add appropriate risk factors.

Response:	The Registrant confirms that there are no additional types of debt instruments that should be referenced in the Registrant’s investment strategies other than those currently listed. Accordingly, the above referenced disclosure has been deleted.

Comment No. 11:	If the Registrant intends to invest in contingent convertible securities, please consider adding additional disclosure. Please also notify the Staff if the Registrant currently invests or intends to invest in contingent convertible securities.

Response:	The Registrant does not currently invest or intend to invest in contingent convertible securities.

Comment No. 12:	In the “Prospectus Summary – Investment Policies” section of the prospectus, the Registrant notes that it may invest in “payment-in-kind securities.” Please add a description of payment-in-kind securities and add appropriate risk factors.

Response:	The Registrant notes that a description of payment-in-kind securities is included in the “Investment Policies – Portfolio Securities – Lower Grade Securities” section and the Registrant has added appropriate risk factors.

July 10, 2017

Comment No. 13:	In the “Prospectus Summary – Investment Policies” section of the prospectus, please specify what investments are covered under the term “other deferred payment securities” and add appropriate risk factors.

Response:	The Registrant has removed the references to “other deferred payment securities.”

Comment No. 14:	In the “Prospectus Summary – Investment Policies” section of the prospectus, please specify what entities are covered under the term “similar entities” when describing the issuers of the Registrant’s portfolio securities.

Response:	The Registrant believes the current disclosure is adequate and respectively declines to make the requested change. The Registrant submits that the reference to “similar entities” is intended to cover other types of business organizations that may not be considered to be a corporation, partnership or trust.

Comment No. 15:	For “senior loans risk” in the “Prospectus Summary – Risks” section of the prospectus, please disclose the risks associated with the fact that senior loans may not be securities and, if applicable, disclose that senior loans may only be partially collateralized and the risks associated with partial collateralization.

Response:	The Registrant has added disclosure noting the risks associated with the fact that senior loans may not be securities.

Comment No. 16:	Please confirm whether the waivers made by Credit Suisse disclosed in the “Prospectus Summary – Information Regarding the Investment Adviser” section of the prospectus are subject to recoupment from the Registrant. If so, please explain the terms and conditions of the recoupment in the applicable section.

Response:	The Registrant submits that there is no recoupment arrangement in place.

Comment No. 17:	In the “Prospectus Summary – Information Regarding the Investment Adviser” section of the prospectus, please disclose the conflict of interest resulting from the Investment Adviser being incentivized to use leverage to increase the amount of Managed Assets on which its advisory fee is based.

Response:	The Registrant has added the requested disclosure.

Comment No. 18:	Please confirm that the Registrant does not have Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.

Response:	The Registrant confirms that it does not have Acquired Fund Fees and Expenses in excess of 0.01% of its average net assets.

Comment No. 19:	“Dividend Reinvestment Plan Fees” are shown as “None” in the “Summary of Fund Expenses” table, however, footnote 2 notes that participants in the dividend

July 10, 2017

reinvestment plan pay transaction-based charges. Per Instruction 4 to Item 3 of Form N-2, please revise the line item for “Dividend Reinvestment Plan Fees” to reflect the transaction-based charges referenced in the previous sentence.

Response:	The Registrant has revised the footnote and disclosure regarding the Registrant’s Dividend Reinvestment Plan to reflect potential transaction fees that may be borne by participants in the Dividend Reinvestment Plan. The Registrant confirms that all transaction fees required to be disclosed in the “Summary of Fund Expenses” table per instructions 4 and 5 to Item 3 of Form N-2 are disclosed.

Comment No. 20:	Please add disclosure clarifying that, for purposes of the Registrant’s industry concentration policy, in situations where a bank loan or loan participation does not shift to the Registrant the direct debtor/creditor relationship with the borrower, the Registrant treats both the interposed financial institution and the borrower as issuers. See Pilgrim Prime Rate Trust, SEC No-Action Letter, Fed. Sec. L. Rep. ¶ 79,321 (June 29, 1989).

Response:

The Registrant submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the interposed financial institution, for purposes of the Registrant’s industry concentration policy. The Registrant recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the interposed financial institution as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter (Jul. 10, 1989), at footnote 2 (the “Putnam No-Action Letter”). The Registrant maintains, however, that the treatment should be distinguishable for purposes of the Registrant’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other interposed financial institution.

The Registrant, however, agrees to comply with the above-referenced Staff position. Specifically, for purposes of the Registrant’s industry concentration policy, in situations where a bank loan or loan participation does not shift to the Registrant the direct debtor/creditor relationship with the borrower, the Registrant will treat both the interposed financial institution and the borrower as issuers. The Registrant also confirms that the Registration Statement does not contain disclosure specifically addressing the treatment of loans for purposes of the Registrant’s concentration policy.

Comment No. 21:	Please disclose the risks associated with the lower grade securities in which the Registrant may invest being unsecured.

July 10, 2017

Response:	The Registrant submits that the unsecured nature of the lower grade securities in which the Registrant may invest is clearly disclosed, among the other risks associated with such securities. The Registrant believes that the disclosure of this risk is in plain English and can be adequately understood by investors.

Comment No. 22:	Please confirm that all principal investment strategies are properly disclosed and that the Registrant has not included any principal investment strategies that it does not intend to engage in on a principal basis.

Response:	The Registrant confirms that all principal investment strategies are properly disclosed and that it has not included any principal investment strategies that it does not intend to engage in on a principal basis.

Comment No. 23:	In the “Risks and Special Considerations – Senior Loans Risk” section of the prospectus, it is noted that the Registrant “may assume” the credit risk associated with an interposed bank or other financial intermediary. Please confirm whether the Registrant always assumes the credit risk and, if so, revise the disclosure accordingly.

Response:	The Registrant has made the requested change.

Comment No. 24:	In the “Risks and Special Considerations – Senior Loans Risk” section of the prospectus, please expand the disclosure to include additional detail regarding Credit Suisse’s evaluation of the creditworthiness of borrowers.

Response:	The Registrant has made the requested change.

Comment No. 25:	The cost of securities lending is not included in the “Summary of Fund Expenses” table. If applicable, please disclose that the Registrant bears the risk of loss of any collateral posted for securities lending.

Response:	The Registrant has added the requested disclosure.

Comment No. 26:	The second paragraph of the cover page states that the Registrant may offer, from time to time, its shares of common stock at prices and on terms to be set forth in prospectus supplements. Please confirm that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of shares. See Staff Legal Bulletin No. 19 (Oct. 14, 2011), text at note 26.

Response:	The Registrant confirms that it will file in a post-effective amendment, concurrent with the filing of each prospectus supplement relating to an offering of shares, a legality of shares opinion relating to the offering.

July 10, 2017

Comment No. 27:	Rule 483(b) of the Securities Act requires that a power of attorney relate to a specific filing. Please attach a Power of Attorney that complies with the requirement.

Response:	The Registrant will include a Power of Attorney as an exhibit to the Amendment.

Comment No. 28:	Please confirm that the auditor’s consent will be filed with the Amendment.

Response:	The Registrant confirms that the consent of its independent registered public accounting firm will be filed with the Amendment.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8172.

Very truly yours,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Lou Anne McInnis, Credit Suisse Asset Management, LLC

Rose F. DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP